FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 19 DATED NOVEMBER 10, 2011

TO THE PROSPECTUS DATED SEPTEMBER 17, 2010

This document supplements, and should be read in conjunction with, our prospectus dated September 17, 2010 relating to our offering of 180,000,000 shares of common stock, as supplemented by Supplement No. 14 dated July 29, 2011, Supplement No. 15 dated August 12, 2011, Supplement No. 16 dated September 20, 2011, Supplement No. 17 dated October 4, 2011, and Supplement No. 18 dated October 17, 2011. Unless otherwise defined in this Supplement No. 19 capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the acquisition of Burwood Village Center; and

•	the entry into a revolving credit facility related to Burwood Village Center.

Property Acquisitions

On November 9, 2011, we purchased a shopping center containing 105,834 rentable square feet located on approximately 16.0 acres of land in Glen Burnie, Maryland (“Burwood Village Center”) for approximately $16.60 million, exclusive of closing costs. The acquisition was funded with proceeds of approximately $11.97 million from a revolving credit facility (the “Burwood Credit Facility”) and proceeds of approximately $4.63 million from this offering. Burwood Village Center was constructed in 1975. Burwood Village Center was purchased from Burwood Village Center MZL LLC, which is not affiliated with us, our advisor or our sub-advisor.

Burwood Village Center is approximately 98.3% leased to 18 tenants. The largest tenant at Burwood Village Center is Food Lion, which occupies approximately 35.6% of the rentable square feet at Burwood Village Center. Other featured tenants at Burwood Village Center include Dollar General, CVS Pharmacy and Dunkin Donuts. The current aggregate annual base rent for the tenants of Burwood Village Center is approximately $1.44 million and the current weighted-average remaining lease term for the tenants is approximately 7.5 years. The current weighted-average rental rate over the lease term, which is calculated as the annualized base rent divided by the leased rentable square feet, is $13.90 per square foot.

Based on the current condition of Burwood Village Center, we do not believe that it will be necessary to make significant renovations to Burwood Village Center. Our management believes that Burwood Village Center is adequately insured.

Financing

Burwood Credit Facility

On November 9, 2011, we, through Burwood Station LLC (“Burwood Station”), a wholly owned subsidiary of our operating partnership, entered into the Burwood Credit Facility with PNC Bank, N.A., an unaffiliated entity, as lender (“PNC”), to borrow up to $11.97 million. The amount advanced under the Burwood Credit Facility was used to fund acquisition and acquisition-related costs of Burwood Village Center.

The Burwood Credit Facility matures on November 1, 2013. We may extend the maturity date to November 1, 2014 upon payment of an extension fee equal to 0.25% of the amount outstanding under the credit Facility on November 1, 2013. The Burwood Credit Facility bears interest at the one-month LIBOR plus 2.25% to 2.50%, depending on the amount outstanding and the debt yield achieved. In addition, we incurred certain closing costs in connection with the Burwood Credit Facility, including a fee equal to 0.50% of the credit facility amount, which fee was payable to PNC.

The Burwood Credit Facility requires monthly payments of accrued unpaid interest. Beginning on May 1, 2013 and continuing through the maturity date, the Burwood Credit Facility will be reduced by $19,660 per month, which may require us to make monthly principal payments (depending on the then-outstanding borrowings under the credit facility), in addition to continued monthly interest payments. We have the right to prepay any outstanding amounts at any time in whole or in part without premium or penalty. The Burwood Credit Facility is secured by a first mortgage lien on the assets of Burwood Village Center including the land, fixtures, improvements, leases, rents and reserves. Our operating partnership has guaranteed 25% of Burwood Station’s obligations under the Burwood Credit Facility.

The Burwood Credit Facility contains customary affirmative, negative and financial covenants, representations, warranties and borrowing conditions, all as set forth in the Burwood Credit Facility. We are currently in compliance with all such covenants. Although we expect to remain in compliance with these covenants for the duration of the Burwood Credit Facility, depending upon our future operating performance, property and financing transactions and general economic conditions, we cannot assure you that we will continue to be in compliance.